Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED DECEMBER 31, 2021

XPeng Inc. (“XPeng” or the “Company”, Hong Kong stock code: 9868 and NYSE symbol: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced the audited financial results of the Company and its subsidiaries and consolidated affiliated entities (the “Group”) for the year ended December 31, 2021 (the “Reporting Period”).

  OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2021

•	Total deliveries of vehicles were 98,155 in 2021, representing an increase of 263% from 27,041 in 2020.

•	Deliveries of the P7 smart sports sedan were 60,569 in 2021, representing an increase of 302% from 15,062 in 2020.

•

Deliveries of the P5 smart family sedan sustained solid ramp-up momentum following its mass-delivery launch in October 2021 and reached 7,865 in 2021. Among the total P5s delivered in the fourth quarter of 2021, over 50% can support XPILOT 3.0 or XPILOT 3.5.

•

Inaugural debut of the G9 flagship smart SUV, XPeng’s fourth production model, was featured at the Guangzhou International Auto Exhibition on November 19, 2021. Official launch of the G9 is expected in the third quarter of 2022.

•	XPeng’s physical sales network continued rapid expansion with a total of 357 stores in operation, covering 129 cities as of December 31, 2021.

•	XPeng-branded supercharging stations expanded to 772, covering 308 cities across China as of December 31, 2021, offering a more comprehensive charging network.

•	Total revenues were RMB20,988.1 million for the year ended December 31, 2021, representing an increase of 259.1% from RMB5,844.3 million for the year ended December 31, 2020.

*	For identification purpose only

•	Revenues from vehicle sales were RMB20,042.0 million for the year ended December 31, 2021, representing an increase of 261.3% from RMB5,546.8 million for the year ended December 31, 2020.

•	Gross margin was 12.5% for the year ended December 31, 2021, compared with 4.6% for the year ended December 31, 2020.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of revenues from vehicle sales, was 11.5% for the year ended December 31, 2021, compared with 3.5% for the year ended December 31, 2020.

•

Net loss was RMB4,863.1 million for the year ended December 31, 2021, compared with RMB2,732.0 million for the year ended December 31, 2020. Excluding share- based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, non-GAAP net loss was RMB4,483.1 million for the year ended December 31, 2021, compared with RMB2,991.8 million for the year ended December 31, 2020.

•

Net loss attributable to ordinary shareholders of XPeng was RMB4,863.1 million for the year ended December 31, 2021, compared with RMB4,889.7 million for the year ended December 31, 2020. Excluding share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, non-GAAP net loss attributable to ordinary shareholders of XPeng was RMB4,483.1 million for the year ended December 31, 2021, compared with RMB2,991.8 million for the year ended December 31, 2020.

•	Basic and diluted net loss per American depositary share (ADS) were both RMB5.92 and basic and diluted net loss per ordinary share were both RMB2.96 for the year ended December 31, 2021.

•

Non-GAAP basic and diluted net loss per ADS were both RMB5.46 and non-GAAP basic and diluted net loss per ordinary share were both RMB2.73 for the year ended December 31, 2021. Each ADS represents two Class of A ordinary shares.

•	Cash and cash equivalents, restricted cash, short-term deposits, short-term investments and long-term deposits were RMB43,543.9 million as of December 31, 2021.

MANAGEMENT QUOTES

Mr. He Xiaopeng, Chairman and CEO of XPeng, said, “2021 was marked by impressive growth with record-breaking fourth quarter deliveries led by our blockbuster P7 model and our newly launched P5 family sedan. For both the full year and fourth quarter, our total deliveries more than tripled year-over-year, fueled by the fast-growing EV penetration in China and our competitive Smart EV products. In addition, fast expansion of our sales and services, and supercharging stations networks and the accelerated rollout of new products are paving the way for even deeper penetration into China’s mid- to high-end market segment where robust demand for our products continues to outpace supply.”

“We are also excited about our City Navigation Guided Pilot (“CNGP”), which is being developed and fast iterated. Our objective for CNGP is to achieve superior safety and user experience in complex urban driving scenarios. The upcoming OTA of CNGP will further strengthen our technology leadership and it will mark another major milestone on our journey toward achieving full scenario autonomous driving for our customers,” Mr. He concluded.

“With accelerated deliveries across our three models, our 2021 full-year revenue exceeded RMB20 billion. Notably, we delivered remarkable growth in the fourth quarter, with revenues reaching RMB8.6 billion, up 200.1% year-over-year. Fueled by our strong vehicle models on the market, planned new launches based on new platforms, and technology leadership, we are confident in our continued growth trajectory and structural improvement of gross margin.” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and President of XPeng.

RECENT DEVELOPMENTS

Deliveries in January and February 2022

•

Total deliveries reached 12,922 in January 2022, representing a 115% increase year-over-year. The deliveries consisted of 6,707 P7 smart sports sedans, 4,029 P5 smart family sedans and 2,186 G3 and G3i compact smart SUVs.

•

Total deliveries reached 6,225 in February 2022, representing a 180% increase year-over-year. The deliveries consisted of 3,537 P7 smart sports sedans, 2,059 P5 smart family sedans and 629 G3 and G3i compact smart SUVs.

•	As of February 28, 2022, cumulative P7 deliveries exceeded 85,000 units and total cumulative Smart EV deliveries exceeded 157,000 units.

Technology upgrade for Zhaoqing manufacturing factory

During the scheduled downtime over the Chinese New Year Holiday period starting from the end of January, the Company implemented technology upgrades for the Zhaoqing manufacturing factory and production at the Zhaoqing factory resumed in mid-February as planned. The upgrade enables accelerated delivery of its significant order backlog carried over from 2021 to early 2022.

Strong coverage of XPeng-branded supercharging network

XPeng-branded supercharging network has expanded its coverage across 337 cities in China, making XPeng the first EV auto manufacturer in China’s auto industry to reach this milestone. As of January 17, 2022, the number of XPeng-branded supercharging stations increased to 813.

Expansion in Europe

XPeng continued to expand its presence in Europe. In February 2022, the Company announced its strategic partnerships with two renowned European automobile players for agency retail collaborations in the Netherlands and Sweden, respectively. At the same time, XPeng’s first branded overseas retail experience store opened in Stockholm, Sweden.

Inclusion in the Shenzhen and Shanghai-Hong Kong Stock Connect programs

XPeng’s Class A Ordinary Shares, which are traded on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), were included in the Shenzhen and Shanghai-Hong Kong Stock Connect programs in February 2022.

Addition to The Hang Seng TECH Index as a constituent stock

XPeng was included in the Hang Seng TECH Index as a constituent stock, effective on March 7, 2022. The Hang Seng TECH Index represents the 30 largest technology companies listed in Hong Kong that have high business exposure to technology themes.

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2021

Total revenues were RMB20,988.1 million for fiscal year 2021, representing an increase of 259.1% from RMB5,844.3 million for the prior year.

Revenues from vehicle sales were RMB20,042.0 million for fiscal year 2021, representing an increase of 261.3% from RMB5,546.8 million for the prior year. The increase was mainly attributable to higher vehicle deliveries in 2021.

Revenues from services and others were RMB946.2 million for fiscal year 2021, representing an increase of 218.0% from RMB297.6 million for the prior year. The increase was mainly attributed to more services and parts and accessory sales in line with higher accumulated vehicle sales.

Cost of sales was RMB18,365.6 million for fiscal year 2021, representing an increase of 229.2% from RMB5,578.3 million for the prior year. The increase was mainly due to higher vehicle deliveries as described above.

Gross margin was 12.5% for fiscal year 2021, compared with 4.6% for the prior year.

Vehicle margin was 11.5% for fiscal year 2021, compared with 3.5% for the prior year. The year- over-year margin improvement was primarily due to material cost reduction, better product mix and manufacturing efficiency driven by economies of scale.

Research and development expenses were RMB4,114.3 million for fiscal year 2021, representing an increase of 138.4% from RMB1,725.9 million for the prior year. The increase was mainly due to higher employee compensation as a result of expanded research and development staff, and higher expenses relating to new vehicle models development to support future growth.

Selling, general and administrative expenses were RMB5,305.4 million for fiscal year 2021, representing an increase of 81.7% from RMB2,920.6 million for the prior year. The increase was mainly due to (i) higher marketing, promotional and advertising expenses to support vehicle sales, and (ii) the expansion of our sales network and associated personnel cost, and commission to the franchised stores.

Other income was RMB217.7 million for fiscal year 2021, compared with RMB86.8 million for the prior year. The increase was mainly attributed to higher government subsidies which the Company received in 2021.

Loss from operations was RMB6,579.4 million for fiscal year 2021, compared with RMB4,293.7 million for the prior year.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB6,199.5 million for fiscal year 2021, compared with RMB3,297.3 million for the prior year.

Fair value gain on long-term investments was RMB591.5 million for fiscal year 2021 as a result of fair value assessment on the Company’s investment in HT Flying Car Inc. after its Series A capital funding.

Net loss was RMB4,863.1 million for fiscal year 2021, compared with RMB2,732.0 million for the prior year.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, was RMB4,483.1 million for fiscal year 2021, compared with RMB2,991.8 million for the prior year.

Net loss attributable to ordinary shareholders of XPeng was RMB4,863.1 million for fiscal year 2021, compared with RMB4,889.7 million for the prior year.

Non-GAAP net loss attributable to ordinary shareholders of XPeng, which excludes share- based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, was RMB4,483.1 million for fiscal year 2021, compared with RMB2,991.8 million for the prior year.

Basic and diluted net loss per ADS were both RMB5.92 for fiscal year 2021, compared with RMB12.97 for the prior year.

Non-GAAP basic and diluted net loss per ADS were both RMB5.46 for fiscal year 2021, compared with RMB7.93 for the prior year.

Balance Sheets

As of December 31, 2021, the Company had cash and cash equivalents, restricted cash, short-term deposits, short-term investments and long-term deposits of RMB43,543.9 million, compared with RMB35,342.1 million as of December 31, 2020.

BUSINESS OUTLOOK

For the first quarter of 2022, the Company expects:

•	Deliveries of vehicles to be between 33,500 and 34,000, representing a year-over-year increase of approximately 151.1% to 154.9%.

•	Total revenues to be between RMB7.2 billion and RMB7.3 billion, representing a year-over- year increase of approximately 144.0% to 147.4%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

1.	Liquidity and capital resources

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB4,863.1 million and RMB2,732.0 million for the year ended December 31, 2021 and 2020, respectively. Accumulated deficit amounted to RMB16,191.6 million as of December 31, 2021. Net cash used in operating activities was approximately RMB1,094.6 million and RMB139.8 million for the years ended December 31, 2021 and 2020, respectively.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of our products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows.

In August and December 2020, with the completion of its initial public offering and follow- on offering on the New York Stock Exchange (the “NYSE”), the Company received the net proceeds, after deducting the underwriting discounts and commissions, fees and estimated offering expenses, of RMB11,409.2 million and RMB15,980.2 million, respectively.

On July 7, 2021 (the “Listing Date”), the Class A ordinary share of the Company was listed on the Main Board of the Hong Kong Stock Exchange (the “Listing”). In connection with the Listing, 97,083,300 new Class A ordinary shares of the Company were issued and allotted at the offer price of HK$165 per class A ordinary share. Net proceeds from the listing, after deducting the underwriting fees and commissions, including the over-allotment option, were approximately HK$15,823.3 million.

As of December 31, 2021, the balance of cash and cash equivalents, restricted cash, excluding RMB9.9 million (December 31, 2020: RMB35.6 million) restricted as to withdrawal or use for legal disputes, short-term deposits, short-term investments and long-term deposits was RMB43,534.0 million (December 31, 2020: RMB35,306.5 million).

2.	Interest-bearing bank and other borrowings

In May 2017, Zhaoqing Xiaopeng Automobile Co., Ltd.* (肇慶小鵬汽車有限公司) obtained a facility, specified for expenditures of the construction of Zhaoqing manufacturing plant, of up to RMB1,600.0 million from Zhaoqing High-tech Zone Construction Investment Development Co., Ltd. (“Zhaoqing High-tech Zone”). In December 2020, RMB800.0 million out of the RMB1,600.0 million borrowings from Zhaoqing High-tech Zone was repaid and concurrently a borrowing equivalently amounting to RMB800.0 million was obtained from a bank in the PRC, with a maturity date from December 18, 2020 to December 17, 2028. As of December 31, 2021, the effective interest rate of the RMB800.0 million loans from Zhaoqing High-tech Zone and the RMB800.0 million bank loans is 4.90% and 4.98% per annum, respectively. Moreover, the Group received subsidies from government for interest expenses incurred associated with borrowings. As of December 31, 2021, the principal amount of RMB700.0 million from Zhaoqing High-tech Zone and RMB8.0 million of the bank loans were repaid in advance.

In July 2021, Guangzhou Xiaopeng New Energy Automobile Co., Ltd. * (廣州小鵬新能源汽車有限公司) obtained a facility, specified for expenditures of the construction of Guangzhou manufacturing plant, of up to RMB1,120.0 million from a bank in the PRC. As of December 31, 2021, RMB408.4 million has been drawn from the bank with an effective interest rate of 5.42% per annum. Moreover, the Group received subsidies from government for 50% of interest expenses incurred associated with borrowings.

In September 2021, Xiaopeng Automobile Central China (Wuhan) Co., Ltd. * (小鵬汽車華中 (武漢) 有限公司) obtained a facility, specified for expenditures of the construction of Wuhan manufacturing plant, of up to RMB3,000.0 million from a group of banks in the PRC. As of December 31, 2021, RMB374.7 million has been drawn from the banks with an effective interest rate of 4.65% per annum. Moreover, the Group received subsidies from government for 100% of interest expenses incurred associated with borrowings.

As of December 31, 2021, all of the bank loans and other borrowings of the Group were denominated in RMB and were at fixed interest rate, and the Group had not been in violation of any of the covenants pursuant to the applicable agreement(s) entered with the lenders.

3.	Pledge of assets

As of December 31, 2021, the Group pledged a restricted deposit of RMB610.0 million (December 31, 2020: RMB2,332.1 million) for the issuance of letter of guarantee, bank notes, forward exchange contracts and legal disputes. Certain manufacturing buildings of Guangzhou and Zhaoqing plants, and the land use right of Wuhan plant were secured for the long-term bank loan with a total appraised value of RMB986.8 million (December 31, 2020: RMB1,206.4 million).

4.	Gearing ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of December 31, 2021, the gearing ratio of the Group is 4.0% (December 31, 2020: 5.3%).

5.	Material investments

For the year ended December 31, 2021, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of December 31, 2021). As of December 31, 2021, the Group did not have other plans for material investments and capital assets.

6.	Capital commitments and capital expenditure

As of December 31, 2021, the Group had capital commitments amounting to RMB1,241.8 million for the acquisition of property, plant and equipment, which was primarily for Guangzhou and Wuhan plants, and RMB20.0 million for other investments.

7.	Contingent liabilities

As of December 31, 2021, the Group did not have any material contingent liabilities.

8.	Material acquisitions and disposals

On May 20, 2021, the Group entered into a restructuring agreement to acquire 100% of the equity interest of Jiangsu Zhitu Technology Co., Ltd.* (江蘇智途科技股份有限公司, 832282. NEEQ) with cash consideration of RMB250 million (the “Zhitu Acquisition”). Closing of the Zhitu Acquisition occurred on June 23, 2021.

9.	Risk management

Foreign Exchange Risk

The Group uses Renminbi as its reporting currency. Most of the Group’s revenues and expenses are denominated in Renminbi, while the Group also has certain portion of cash denominated in the U.S. dollar from its financing activities. The functional currency of the Company and subsidiaries in the United States and Hong Kong is the U.S. dollar. The functional currency of subsidiaries in the PRC, the variable interest entity (“VIE”) and the VIE’s subsidiaries is the Renminbi. The Group believes that it currently does not have any significant direct foreign exchange risk arising from its operating activities. As of December 31, 2021, the Group did not hold any financial instruments for hedging purposes.

Interest Rate Risk

The Group has not been exposed to material risks due to changes in market interest rates, and it has not used any derivative financial instruments to manage the interest risk exposure. The Group may invest the net proceeds from the Listing on the Hong Kong Stock Exchange in interest-earning instruments. Investments in both fixed rate and floating rate interest-earning instruments carry a degree of interest rate risk.

10.	Employees and remuneration policies

The following table sets forth the breakdown of the Group’s employees by function as of December 31, 2021:

Function	Number of Employees
Research and development	5,271
Sales and marketing	6,277
Manufacturing	1,872
General and administration	101
Operation	457

Total	13,978

The Group primarily recruits the employees through recruitment agencies, on-campus job fairs, referrals, and online channels including the Company’s corporate website and social networking platforms. The Group has adopted a training policy, pursuant to which technology, corporate culture, leadership and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants.

The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of its employees.

OTHER INFORMATION

Purchase, sale and redemption of the Company’s listed securities

On July 7, 2021, the Company successfully listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange. The Company issued a total of 85,000,000 Class A ordinary shares with the offer price of HK$165.00 per share (exclusive of brokerage of 1%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%) in the global offering.

On July 19, 2021, 12,083,300 Class A ordinary shares were issued pursuant to partial exercise of the over-allotment option as disclosed in the announcement of the Company dated July 14, 2021.

On August 20, 2021, the Company issued 317,500 Class A ordinary shares to satisfy the restricted share units pursuant to the 2019 Equity Incentive Plan approved and adopted in June 2020, as amended and restated in June 2021.

On November 22, 2021, the Company issued 73,750 Class A ordinary shares to satisfy the restricted share units pursuant to the 2019 Equity Incentive Plan approved and adopted in June 2020, as amended and restated in June 2021.

On December 23, 2021, the Company issued 1,201,652 Class A ordinary shares to satisfy the restricted share units pursuant to the 2019 Equity Incentive Plan approved and adopted in June 2020, as amended and restated in June 2021.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the period from the Listing Date to December 31, 2021.

Compliance with corporate governance code

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code and Corporate Governance Report (the “CG Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

Pursuant to code provision C.2.1 of the CG Code as set out in Appendix 14 to the Listing Rules, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate role for chairman and chief executive officer and Mr. Xiaopeng He currently performs these two roles. The board of directors of the Company (the “Board”) believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, from the Listing Date to December 31, 2021, the Company has complied with all applicable principles and code provisions of the CG Code.

Compliance with Code for Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Having made specific enquiries to all of the directors of the Company (the “Directors”), all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code from the Listing Date to December 31, 2021.

Grant of RSUs pursuant to the 2019 Equity Incentive Plan

In order to attract and retain the services of talents and to incentivize the employees, the Company may grant restricted share units (“RSUs”) to employees when they first joined the Company in accordance with the terms of the 2019 Equity Incentive Plan. Accordingly, during the second quarter of 2021, the Company entered into employment agreements with, and proposed to grant RSUs to, 820 newly-joined employees who are not connected persons (as defined under the Listing Rules) of the Company. The respective employment agreements provided that (i) the Company shall grant to the relevant employee such number of RSUs with a value of a fixed monetary amount on the next grant date; and (ii) the exact number of RSUs to be granted will be determined by dividing such fixed monetary amount by the average closing price of the ADSs of the Company for the quarter immediately before the date of grant.

On July 7, 2021, pursuant to such employment agreements, the Company signed grant letters to record the grant of an aggregate of 3,050,798 RSUs to the employees (the “Grants”) pursuant to the 2019 Equity Incentive Plan, the material terms and the dilutive effect of which have been disclosed in the prospectus of the Company dated June 25, 2021 (the “Prospectus”). The vesting schedules are either (i) 25% of RSUs shall become vested on each anniversary of the vesting commencement date (being July 1, 2021) for a period of four years; or (ii) 25% of the RSUs shall become vested on the first anniversary of the vesting commencement date, and the remaining 75% of the RSUs shall become vested in 12 equal installments on each quarterly anniversary of the vesting commencement date for three years thereafter. The only vesting condition for such RSUs is that the relevant employee shall provide continued services to the Company throughout the relevant vesting date. The number of Class A ordinary shares underlying such RSUs represents approximately 0.18% of the issued shares of the Company as at the Listing Date. Based on the average closing price of the ADSs of the Company for the second quarter of 2021 of US$34.0816 per ADS (each ADS representing two Class A ordinary shares), the aggregate value of the RSUs granted pursuant to such grant letters amounted to approximately US$52.0 million.

As the grant letters were signed by the Company on the Listing Date, the Grants fall within the restriction under Rule 10.08 of the Listing Rules, which provides that no further shares or securities convertible into equity securities of a listed issuer (whether or not of a class already listed) may be issued or form the subject of any agreement to such an issue within 6 months from the date on which securities of the listed issuer first commence dealing on the Hong Kong Stock Exchange (whether or not such issue of shares or securities will be completed within 6 months from the commencement of dealing). The Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Rule 10.08 of the Listing Rules so that the Company can make the Grants for the following key reasons:

1.	the Grants were made pursuant to employment agreements entered into before the Listing Date;

2.	the number of RSUs under the Grants are not significant and would not have material impact on the shareholders’ respective shareholdings in the Company;

3.

the purpose of the Grants was to attract and incentivize the Company’s employees and not for the Company to raise funds. Accordingly, the shareholders will not be called for additional funding within the six months after the Listing Date; and

4.

the Company’s controlling shareholders as disclosed in the Prospectus have demonstrated their commitment in the Company by the fact that they had not disposed of any of the Company’s Class A ordinary shares since the Company’s listing on the NYSE in 2020 and they would remain as controlling shareholders of the Company for the first twelve months of the Company’s listing on the Hong Kong Stock Exchange in accordance with Rule 10.07 of the Listing Rules.

As at the date of this announcement, the aggregate number of RSUs that may be further granted under the 2019 Equity Incentive Plan is 45,754,719 (without taking into consideration any RSUs which have been granted but may lapse after the date hereof before the vesting date).

Important Events after the Reporting Period

No important events affecting the Group occurred since December 31, 2021 and up to the date of this announcement.

Scope of work of PricewaterhouseCoopers

The figures in respect of the Group’s consolidated balance sheet, consolidated statement of comprehensive loss and the related notes thereto for the year ended December 31, 2021 as set out in the preliminary announcement have been agreed by the Group’s auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s audited consolidated financial statements for the year ended December 31, 2021. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the preliminary announcement.

Audit Committee Review of Financial Statements

Our audit committee of the Board (the “Audit Committee”) reviews the adequacy of our internal controls to ensure that our internal control system is effective in identifying, managing and mitigating risks involved in our business operations. The Audit Committee currently consists of three members, namely Mr. Donghao YANG, Mr. Ji-Xun FOO and Mr. HongJiang ZHANG. Mr. Donghao YANG and Mr. HongJiang ZHANG are independent non-executive Directors and Mr. Ji-Xun FOO is a non-executive Director. Mr. Donghao YANG is the chairman of the Audit Committee.

The Audit Committee has reviewed the consolidated financial statements and annual results of the Group for the year ended December 31, 2021. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control with members of senior management and the external auditor of the Company, PricewaterhouseCoopers.

Final dividend

The Board does not recommend any final dividend for the year ended December 31, 2021.

Publication of annual results and annual report

This announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the website of the Company at http://www.xiaopeng.com. The 2021 Annual Report of the Company containing all the information required by the Listing Rules will be dispatched to the shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

Appreciation

The Group would like to express its appreciation to all the staff for their outstanding contribution towards the Group’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Group to continue its success in future. Also, the Group wishes to extend its gratitude for the continued support from its shareholders, customers, and business partners. The Group will continue to deliver sustainable business development, so as to create more values for all its shareholders.

About XPeng

XPeng is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/ electronic architecture. XPeng is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://en.xiaopeng.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and/or accretion on preferred shares to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “unaudited reconciliations of GAAP and Non-GAAP annual results” set forth at the end of this announcement.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goal and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services;

XPeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board
XPeng Inc. Xiaopeng He Chairman

Hong Kong, Monday, March 28, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive Directors, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

XPENG INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	Note	2021	2020
		RMB	RMB
Revenues
Vehicle sales	3	20,041,955	5,546,754
Services and others	3	946,176	297,567

Total revenues	3	20,988,131	5,844,321

Cost of sales
Vehicle sales		(17,733,036)	(5,350,479)
Services and others		(632,540)	(227,853)

Total cost of sales		(18,365,576)	(5,578,332)

Gross profit		2,622,555	265,989

Operating expenses
Research and development expenses		(4,114,267)	(1,725,906)
Selling, general and administrative expenses		(5,305,433)	(2,920,649)

Total operating expenses		(9,419,700)	(4,646,555)

Other income, net		217,740	86,830

Loss from operations		(6,579,405)	(4,293,736)

Interest income		743,034	133,036
Interest expenses		(55,336)	(22,451)
Fair value gain on derivative liabilities		79,262	1,362,025
Fair value gain on long-term investments		591,506	—
Other non-operating income, net		383,833	90,364

Loss before income tax expenses		(4,837,106)	(2,730,762)

Income tax expenses	4	(25,990)	(1,223)

Net loss		(4,863,096)	(2,731,985)

XPENG INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	Note	2021	2020
		RMB	RMB
Accretion on Preferred Shares to redemption value		—	(2,157,744)

Net loss attributable to ordinary shareholders of XPeng Inc.		(4,863,096)	(4,889,729)

Net loss		(4,863,096)	(2,731,985)

Other comprehensive loss
Foreign currency translation adjustment, net of nil tax		(918,168)	(724,433)

Total comprehensive loss attributable to XPeng Inc.		(5,781,264)	(3,456,418)

Accretion on Preferred Shares to redemption value		—	(2,157,744)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(5,781,264)	(5,614,162)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	5	1,642,906,400	754,270,914

Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	5	(2.96)	(6.48)

Weighted average number of ADS used in computing net loss per share
Basic and diluted		821,453,200	377,135,457

Net loss per ADS attributable to ordinary shareholders
Basic and diluted		(5.92)	(12.97)

XPENG INC.

CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of December 31,
	Note	2021	2020
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		11,024,906	29,209,388
Restricted cash		609,975	2,332,145
Short-term deposits		25,858,007	979,897
Short-term investments		2,833,763	2,820,711
Accounts and notes receivable, net	6	2,673,494	1,128,892
Current portion of installment payment receivables, net		887,202	156,069
Inventory		2,661,921	1,343,025
Amounts due from related parties		32,785	682
Prepayments and other current assets		2,248,683	1,708,469

Total current assets		48,830,736	39,679,278

Non-current assets
Property, plant and equipment, net		5,424,776	3,081,502
Right-of-use assets, net		1,561,175	461,184
Intangible assets, net		878,724	607,781
Land use rights, net		595,471	249,934
Installment payment receivables, net		1,863,492	397,467
Other non-current assets		1,730,486	228,633
Long-term investments		1,549,176	1,000
Long-term deposits		3,217,266	—

Total non-current assets		16,820,566	5,027,501

Total assets		65,651,302	44,706,779

XPENG INC.

CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of December 31,
	Note	2021	2020
		RMB	RMB
LIABILITIES
Current liabilities
Short-term borrowings		—	127,900
Accounts and notes payable	7	12,362,186	5,111,745
Amounts due to related parties		24,919	12,062
Current portion of lease liabilities		373,488	119,565
Current portion of deferred revenue		418,227	163,617
Current portion of long-term borrowings		—	45,000
Accruals and other liabilities		4,811,107	2,256,165
Income taxes payable		22,737	1,209

Total current liabilities		18,012,664	7,837,263

Non-current liabilities
Long-term borrowings		1,675,106	1,645,000
Lease liabilities		1,189,754	352,501
Deferred revenue		479,061	144,767
Other non-current liabilities		2,148,139	297,439

Total non-current liabilities		5,492,060	2,439,707

Total liabilities		23,504,724	10,276,970

XPENG INC.

CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of December 31,
	Note	2021	2020
		RMB	RMB
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value; 8,850,000,000 and 9,250,000,000 shares authorized, 971,341,066 and 1,302,911,192 shares issued, 928,296,786 and 1,291,039,502 outstanding as of December 31, 2020 and 2021, respectively)		87	63
Class B Ordinary shares (US$0.00001 par value, 750,000,000 and 750,000,000 shares authorized, 429,846,136 and 409,846,136 shares issued and outstanding as of December 31, 2020 and 2021, respectively)		25	26
Class C Ordinary shares (US$0.00001 par value, 400,000,000 and nil shares authorized, 178,618,464 and nil shares issued and outstanding as of December 31, 2020 and 2021, respectively)		—	12
Additional paid-in capital		59,980,534	46,482,512
Statutory reserve		6,047	—
Accumulated deficit		(16,191,566)	(11,322,423)
Accumulated other comprehensive loss		(1,648,549)	(730,381)

Total shareholders’ equity		42,146,578	34,429,809

Total liabilities and shareholders’ equity		65,651,302	44,706,779

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION:

1.	GENERAL INFORMATION

XPeng Inc. (“XPeng” or the “Company”) was incorporated under the laws of the Cayman Islands on December 27, 2018, as an exempted company with limited liability. The Company, its subsidiaries and consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) are collectively referred to as the “Group”.

The Group designs and develops smart electric vehicles. It delivered its first model of smart electric vehicles, G3, commercially in December 2018, and delivered its second model of smart electric vehicles, a four-door sports sedan, P7, since May 2020. The Group delivered the G3i, the new mid-cycle facelift version of the G3, since August 2021. The Group delivered its third model of smart electric vehicles, a family sedan featured with lidar, P5, since September 2021. The Group manufactures the G3i, the P5, and the P7 through its own plant in Zhaoqing. As of December 31, 2021, its primary operations are conducted in the People’s Republic of China (“PRC”).

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation

The shareholders and their respective equity interests in the Company remain the same immediately before and after the Reorganization. Further, the Company, being the holding company after the Reorganization, is a newly established shell company. Accordingly, the Company determined that the Reorganization lacks substance and should be treated as a non-substantive merger with no change in the basis of assets, liabilities and shareholders’ deficits of Guangzhou Chengxing Zhidong Automotive Technology Co., Ltd..

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

3.	Revenues

Revenues by source consisted of the following:

	For the Year Ended December 31,
	2021	2020
	RMB’000	RMB’000

Vehicle sales
— At a point in time	20,041,955	5,546,754
Services and others
— At a point in time	582,845	201,562
— Over time	363,331	96,005

Total	20,988,131	5,844,321

4.	Taxation

Income	taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

BVI

XPeng Limited is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

United States

The applicable income tax rate of United States where the Company’s subsidiaries having significant operations for the years ended December 31, 2020 and 2021 is 27.98%, which is a blended state and federal rate.

PRC

The PRC Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008, applies a uniform enterprise income tax (“EIT”) rate of 25% to both foreign-invested enterprises (“FIEs”) and domestic enterprises. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of 15%, but need to re-apply every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25% EIT rate.

Xiaopeng Technology applied for the HNTE qualification and received approval in December 2019. Xiaopeng Technology is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2019 through 2021.

Zhaoqing XPeng applied for the HNTE qualification and received approval in December 2020. Zhaoqing XPeng is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2020 through 2022.

Beijing Xiaopeng applied for the HNTE qualification and received approval in December 2020. Beijing Xiaopeng is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2020 through 2022.

Under the EIT Law enacted by the National People’s Congress of the PRC, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with the PRC.

In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed earnings will be re-invested and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it has no retained earnings for any of the years presented.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in R&D activities are entitled to claim an additional tax deduction amounting to 50% of the qualified R&D expenses incurred in determining its tax assessable profits for that year. The additional tax deduction amount of the qualified R&D expenses has been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”).

Current income tax expenses for the year ended 31 December, 2021 and 2020 was as follows:

	For the Year Ended December 31,
	2021	2020
	RMB’000	RMB’000

Current income tax expenses	25,990	1,223

5.	Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the year ended December 31, 2021 and 2020 as follows:

	For the Year Ended December 31,
	2021	2020
	RMB’000	RMB’000

Numerator:
Net loss	(4,863,096)	(2,731,985)
Accretion on Preferred Shares to redemption value	—	(2,157,744)

Net loss attributable to ordinary shareholders of XPeng Inc.	(4,863,096)	(4,889,729)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	1,642,906,400	754,270,914

Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc.	(2.96)	(6.48)

For the years ended December 31, 2020 and 2021, the Company had potential ordinary shares, including non-vested RSUs granted. As the Group incurred losses for the years ended December 31, 2020 and 2021, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested RSUs excluded from the calculation of diluted net loss per share of the Company were 20,841,866 as of December 31, 2020 and 44,422,384 as of December 31, 2021.

6.	Accounts and Notes Receivable, net

	As of December 31,
	2021	2020
	RMB’000	RMB’000

Accounts receivable, net	2,657,579	1,128,892
Notes receivable	15,915	—

Total	2,673,494	1,128,892

Accounts receivable consisted of the following:

	As of December 31,
	2021	2020
	RMB’000	RMB’000

Accounts receivable, gross	2,669,206	1,136,305
Allowance for doubtful accounts	(11,627)	(7,413)

Accounts receivable, net	2,657,579	1,128,892

The accounts receivable mainly included the amounts of vehicle sales in relation to government subsidy to be collected from government on behalf of customers. Sales to individual customers were normally made with advances from customers. Sales to large-volume buyer were made on credit terms ranging from 30 to 60 days.

An aging analysis based of accounts receivable on the relevant invoice dates is as follows:

	As of December, 31
	2021	2020
	RMB’000	RMB’000

0–3 months	678,850	317,399
3–6 months	420,907	233,051
6–12 months	528,566	93,151
Over 1 year	1,040,883	492,704

Accounts receivable, gross	2,669,206	1,136,305

An aging analysis of notes receivable based on the relevant issuance dates is as follows:

	As of December, 31
	2021	2020
	RMB’000	RMB’000

0–3 months	15,915	—

Notes receivable, gross	15,915	—

7.	Accounts and Notes Payable

Accounts and notes payable consists of the following:

	As of December 31,
	2021	2020
	RMB’000	RMB’000

Accounts payable	7,374,571	2,502,210
Notes payable	4,987,615	2,609,535

Total	12,362,186	5,111,745

The Group normally receives credit terms of 0 days to 90 days from its suppliers. An aging analysis of accounts payable based on the relevant invoice dates is as follows:

	As of December 31,
	2021	2020
	RMB’000	RMB’000

0–3 months	6,566,301	2,265,024
3–6 months	655,640	159,913
6–12 months	81,665	33,295
Over 1 year	70,965	43,978

Total	7,374,571	2,502,210

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of December 31,
	2021	2020
	RMB’000	RMB’000

0–3 months	2,527,938	1,466,567
3–6 months	2,414,955	1,142,968
6–12 months	44,722	—

Total	4,987,615	2,609,535

8.	Dividends

Dividends are recognized when declared. No dividends was declared for the years ended December 31, 2020 and 2021, respectively.

XPENG INC.

UNAUDITED ANNUAL RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2020
	RMB	RMB

Loss from operations	(6,579,405)	(4,293,736)
Share-based compensation expenses	379,948	996,417

Non-GAAP loss from operations	(6,199,457)	(3,297,319)

Net loss	(4,863,096)	(2,731,985)
Fair value gain of convertible redeemable preferred shares	—	(1,256,221)
Share-based compensation expenses	379,948	996,417

Non-GAAP net loss	(4,483,148)	(2,991,789)

Net loss attributable to ordinary shareholders	(4,863,096)	(4,889,729)
Fair value gain of convertible redeemable preferred shares	—	(1,256,221)
Share-based compensation expenses	379,948	996,417
Accretion on Preferred Shares to redemption value	—	2,157,744

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(4,483,148)	(2,991,789)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,642,906,400	754,270,914

Non-GAAP net loss per ordinary share
Basic and diluted	(2.73)	(3.97)

Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	821,453,200	377,135,457

Non-GAAP net loss per ADS
Basic and diluted	(5.46)	(7.93)